INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

January 18, 2017

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of Zacks Dividend Fund

Ladies and Gentlemen:

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on December 28, 2016, on the Registrant’s registration statement filed on Form N-1A on November 23, 2016, with respect to the new Institutional Class shares of Zacks Dividend Fund (the “Fund”), a series of the Registrant. Responses to all of the comments are included below and, as appropriate, are reflected in the Registrant’s Post-Effective Amendment No. 823 to the Fund’s Form N-1A registration statement (the “Amendment”) that will be filed separately.

PROSPECTUS

SUMMARY SECTION

Principal Investment Strategies

1.
The first sentence in the first paragraph states, “[u]nder normal market conditions, the Fund will invest at least 80% of its assets plus borrowings for investment purposes in equity securities of dividend paying companies organized or headquartered in the United States.” Please specify whether the Fund will invest at least 80% of its net assets or total assets.

Response: The Registrant has revised the sentence as follows (emphasis added):

“Under normal market conditions, the Fund will invest at least 80% of its net assets plus borrowings for investment purposes in equity securities of dividend paying companies organized or headquartered in the United States.”

2.
The fifth sentence of the first paragraph indicates that the Fund may invest in exchange-traded funds (“ETFs”). Please consider whether the Fund needs to add an Acquired Fund Fees and Expenses line item to the Fees and Expenses Table.

Response: The Fund’s investment advisor (the “Advisor”) estimates the Fund’s acquired fund fees and expenses in the current fiscal year to be less than 0.01% of the Fund’s average net assets; therefore, the Acquired Fund Fees and Expenses line item has not been added to the Fees and Expenses Table.

Principal Risks of Investing

3.
The “Sector Focus Risk” disclosure indicates that the Fund may invest a larger portion of its assets in one or more sectors than many other mutual funds and as of November 30, 2015, a significant portion of the Fund’s assets were invested in the Financial and Consumer sectors. Please re-evaluate this sentence and determine whether it is still necessary under this risk disclosure, and update as necessary.

Response: The Registrant has evaluated the disclosure and has updated the sector focus information as of November 30, 2016.

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Investment Strategies and Principal Risks of Investing

4.	Apply all applicable comments from the summary section for each Fund to Item 9 of Form N-1A.

Response: The Registrant confirms that all applicable comments have been applied to Item 9 of Form N-1A.

STATEMENT OF ADDITIONAL INFORMATION

5.
Under the section entitled “Management of the Fund – Additional Information Concerning the Board and the Trustees” please update the number of meetings held by the Audit Committee, the Nominating, Governance and Regulatory Review Committee, and the Valuation Committee during the Fund’s most recent fiscal year ended November 30, 2016.

Response: The Registrant has updated the information as of November 30, 2016, as requested.

* * * * *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary

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